Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Remarks to the Empire Club of Canada
Toronto, Ontario
November 10, 2005
Scott Hand
Chairman and CEO
Inco Limited
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It’s a real pleasure to be here at the Empire Club.
Thank you all for coming and a special welcome to our head table guests. I’m very glad that Falconbridge’s President and CEO Derek Pannell could make it.
The two of us recently did an investor road show together where we presented the vision for our new company. And I’m starting to depend on having him with me to keep me out of trouble.
For instance I’ve learned that whenever he waves his arms and shakes his head back and forth, it means I should stop talking.
Of course a month ago Derek and I were onstage to announce that our two companies would come together through a friendly takeover by Inco — and that we will create the world’s number one nickel producer, and a great leading copper producer.
It seems we set off a trend.
Now I hear through the grapevine that an even bigger Canadian blockbuster deal is about to be announced.

Apparently Canadian Tire is set to buy WalMart to become the world’s number one retailer.
I know it sounds impossible.
But apparently the investment bankers have convinced them they can pull off the whole deal using Canadian Tire money. They insist it’s going to rise against the US dollar.
Pardon the bad joke — I think Derek is about to start waving his arms.
And all kidding aside, Canadian Tire is another great Canadian icon, determined to succeed just like we are.
Which brings me to what I was asked to speak about today — Canadian competitiveness in the global economy.
There’s a library full of theories about what it takes for companies to become globally competitive. And a special wing is devoted to theories about Canadian competitiveness.

But as my favourite philosopher Yogi Berra once said, “In theory there is no difference between theory and practice. But in practice, there is!”
My remarks today about Canadian competitiveness will be very light on theory, and heavy on practice.
Not surprisingly I’m going to talk a lot about our plan to bring Inco and Falconbridge together.
Obviously, it’s been on my mind!
But I also think it offers a very relevant, real-life answer to the questions, “How can Canadian companies stay competitive in a global economy? And, what are the implications for the rest of the country?”
Let me start by talking about Canadian mining in general.
If you’ll forgive the comparison, for Canadians, mining is a bit like hockey.

It’s something we’ve been doing for a long, long time. And it’s something we’re very good at — as good, or better, than just about anyone else.
In developing our great mineral resource base during the last century, Canada developed vast expertise in exploration, mining, and processing.
Later, we began taking our home-grown expertise around the world in the global hunt to discover — and profitably develop — new mineral deposits.
As a result, mining was one of the first industries where Canada really cut its teeth on the global stage.
And over the years Canadian mining has continued to grow and to take a leading position.
Today, for instance, Canadian mining and exploration firms hold the largest share of global exploration in Canada, the US, South America, Central America, and Africa.

Of course mining is a capital-intensive business. And along with our technical and engineering expertise, we’ve developed some very impressive financing capabilities.
The Toronto Stock Exchange today maintains the largest peer group of mining companies in the world, and is the best access point to equity capital for exploration and mine development.
Mining companies represent some 15 per cent of the total companies listed on the TSX, and 10 per cent of the total TSX market cap.
In 2004, the value of mining shares traded on the TSX was over $140 billion dollars US.
Add it all up, and today Canada has become the world’s number one centre of excellence in mining and metals.
There’s no other place where you find the same concentration of technical expertise, management know-how, and financing capability as right here.

I would add the important fact that Canada’s strong position in mining has depended on what I like to call “critical mass.”
That is, Canada’s leadership in mining depends on having a critical mass of multi-national, and growing, mining companies with head offices here in Canada.
Look at exploration.
A huge amount of the activity on the TSX involves junior mining and exploration companies. But many of those junior companies are able to thrive here in Canada — and around the world — only because of their partnerships and alliances with bigger companies like Inco and Falconbridge.
Look at research and development.
That also depends on Canadian companies with the critical mass to make investments, like Inco has, in dedicated research facilities like the one we maintain at Sheridan Park in Mississauga.

Places where we can invest in major research like our hydromet technology for Voisey’s Bay, and high tech nickel products for the battery industry.
And where we can employ Canada’s best and brightest.
Then think about all the other specialized corporate support services that have grown up around our Canadian mining industry.
I’m thinking of the financial analysts. The brokers. The auditors. The underwriters.
Not to mention the investment bankers and the lawyers.
Believe me, I’ve seen a few of them pass through our office in the last few months.
And don’t forget the IT support companies. The HR consultants. The telecommunication specialists.
The list goes on and on.
The fact is, we need those services to compete globally.

In turn, they need companies like ours, with head offices in Canada, to help build their world-class capability.
That’s why Canada simply can’t afford to let our great mining industry become a series of branch plant operations.
As you probably know, we’ve been seeing a period of major consolidation in the global mining and metals industry.
Commodity prices have been at record highs, and the big multi-national mining companies are flush with cash.
Meanwhile, not many mining companies have the same attractive options for profitable organic growth that Inco does with mining projects like Voisey’s Bay in Labrador and Goro in New Caledonia.
Or that Falconbridge has with projects like Collahuasi and El Morro in Chile, and El Pachon in Argentina.
But for some companies, the most viable strategy is to grow through acquisition.

Which is why we’ve seen mounting concern and speculation in the business press and elsewhere about whether Canadian mining companies might be gobbled up by offshore interests.
I’ll leave speculation to the pundits.
And instead I’ll tell you what we’ve done to take our destiny into our own hands — and create the best possible future for two Canadian-based mining companies.
At our press conference Derek and I called the Inco Falconbridge combination a great Canadian solution — because that’s what it is.
And because the long-term result can only be good news for Canadian mining and other sectors that service it and depend on it.
In short, it will be good for Canada!
Samuel Johnson once said, “Patriotism is the last refuge of a scoundrel.”

So lest we be accused of wrapping ourselves in the flag, let me make a couple of points.
First let me say that I’m American by birth, but I’m proud to also be Canadian citizen.
I’ve even had the privilege of sharing a Molson Canadian with Stompin’ Tom Connors at a Leafs hockey game. And if that doesn’t give me some Canadian credentials, I don’t know what does!
But seriously, I’m a big booster of Canadian mining both at home and around the world. And I’m proud of the Canadian solution we’ve come up with. Derek, if I can speak for you, I know you feel the same way.
Second, let me add that it wasn’t just Canadian pride or nationalism that first brought Derek and me together.
Our first priority was to create value for our shareholders.
And we’re doing that.

And if we’re also creating a “Canadian powerhouse” — well, so much the better for all of us.
Let me outline some features of this Canadian powerhouse:
•	The world leader in nickel and a great and leading copper company. Those are the two metals with probably the best supply-demand fundamentals going forward, and we see a great future in both of them.
•	An enterprise value of about $25 billion US. We’ll be in the front rank of global mining and metals companies — only a very few mining companies will be bigger.
•	Much greater liquidity in North American stock markets. And it will become a preferred holding for North American investors who want to participate in the great metals market.
•	One of the best portfolios of properties in nickel and copper in the mining industry, giving us a range of options for future growth that are absolutely second to none.

•	The financial strength and firepower to pursue those growth opportunities.
•	Great geographic diversification — and a major presence in North America, South America, Asia, the South Pacific, and Europe.
•	A unique opportunity to realize very significant natural synergies by doing things more efficiently.
No other combination besides Inco and Falconbridge could capture those natural synergies — Sudbury will be run the way Mother Nature says it should — our situation is truly one of a kind. And as we move forward I’m very confident we’ll find even more value.
For those of you who haven’t been to Sudbury and seen our two operations let me elaborate briefly on this last point.
To explain it simply, think of the Sudbury basin as one enormous continuous orebody running beneath the earth. That’s not quite geologically accurate, but you get the picture.

Meanwhile, at the surface, for the past seventy-five years, our two companies have been building fences, parallel roads, side by side mines, and separate processing facilities to mine and treat this one great orebody.
By bringing our operations together there are scores of ways we can deliver more value and reduce our costs — making sure the right material gets to the right facility, getting the best metals recoveries, and getting the maximum production from our available processing capacity.
In short, for a host of reasons, this combination is a marriage made in heaven from the standpoint of shareholder value.
I mentioned at the outset that Derek and I recently completed a roadshow where we presented the new company to shareholders.
And I can tell you, investors liked what they heard.
Of course in a lot of mergers and acquisitions, what sounds great to shareholders often doesn’t sound nearly as good to employees and to communities.

This time it’s different. Our solution is good news for our employees and for our mining communities.
That’s not to say there won’t be any job impact. As we’ve said, we expect that about 100 to 150 positions in Sudbury could be affected when we combine our operations.
But that is on a total employee base of about 6,000. And bear in mind that last year Inco alone had some 200 retirements in Sudbury. That’s why Derek and I are confident we’ll be able to manage the job impact largely through attrition.
Over the medium and longer term this combination means growth in Sudbury, because we will be bringing on new mine development sooner.
At a corporate level there will be some rationalization— as inevitably happens when you combine two head offices.
Again, as much as we can, we’ll be handling this through retirements and attrition. And again, we believe this Canadian solution is the best long-term alternative when you think of the jobs both inside and outside our companies that depend on it.

We’ve been very gratified by the response from elected officials, from community leaders, and from union leaders.
We are honoured to have Mayor Courtemanche of Sudbury at our head table today and I won’t try to put words in his mouth. But I will remind you of what some others have said.
Leo Gerard, a Sudbury native who today is president of the United Steelworkers union, was recently quoted as saying “My sentiment is that the Inco Falconbridge proposal is probably the best deal for Sudbury, for the community of Sudbury, for the steel workers of Sudbury and for Canada.”
We’ve come a long way when a buttoned-down guy like me and a down-to-earth guy like Leo can stand together and both say how great the new Inco will be for Sudbury!
Meanwhile, Canada’s Minister of Industry David Emerson had this to say:

“It’s very important to have Canadian championed companies and it is important for them to come together in a friendly way to build deep roots right here in Canada.”
Ontario Premier Dalton McGuinty called our new company “an international resource powerhouse which will be headquartered in Ontario and controlled by Canadians.”
He went on to say, “Anytime there’s a takeover that’s exercised by a foreign company, they just don’t have the same kind of commitment to Ontario and Canada. I just happen to think that is really good news that bodes well as we assert ourselves in the highly competitive global economy.”
Premier McGuinty’s comments take us back to the key theme of global competitiveness.
I’ve already listed some of the ingredients that will make the new Inco a great competitor in today’s global mining world.
I’d argue that it’s not a bad checklist for Canadian companies that want to perform and win on the global stage.

Excel in your key areas of business. Have the required size and the liquidity to attract investment. Have a solid plan for profitable growth, and the financial wherewithal to act on your growth options.
I’d also add, have a strategy for China.
Inco’s position with respect to China was very good even before this deal. And as the new Inco it will get even better.
We have something which the Chinese need very badly, which is nickel. Last year our nickel sales to China totalled some $400 million US.
With the added strength in copper that Falconbridge will bring, our position in China will get that much better. The dragon is hungry — not just for nickel but for copper, too.
Over the past ten years Inco has built a growing presence in China.
Today we have nearly 600 employees working in five different locations, and we’ve assembled an impressive Chinese management team.

We’ve grown to be one of Canada’s biggest exporters to China — and as the new Inco we will get even bigger. Our pro forma sales to China, based on 2004 totals of nickel and copper, would be starting to push $1 billion US.
Of course there’s another area I haven’t yet mentioned that plays a very big role in global competitiveness for mining companies. And that is your social license to operate.
Part of the “Canadian brand” around the world has been that Canadians are known to have high standards of social responsibility — and we do the right thing when it comes to the environment and communities.
I believe there’s a great opportunity for the new Inco to help strengthen that Canadian brand as a hallmark of how Canadian mining companies do business around the world.
At Inco we don’t claim to have written the book on corporate social responsibility. And we’ve had our share of hiccups.

But we’ve been clear on our basic objectives. We don’t go where we aren’t wanted. And we work very hard to be a positive force and a good neighbour where we operate.
The road hasn’t always been easy. Peter Penashue is here today, and could tell you how rough that road was when Inco first met with the Innu and Inuit at Voisey’s Bay.
But I think he’d also tell you how far we’d come together since then. And how today, as Voisey’s Bay finally comes into production, the Inuit and Innu people are true partners in our success.
I know from conversations with Derek that Falconbridge shares our views on what it means to be a good neighbour.
And it shows in their actions on the ground, whether you look at their programs with the Inuit at Raglan in Northern Quebec, or with communities in the Dominican Republic, Chile and Peru.
Now it goes without saying that when you’re interested in buying another company — and the price tag is nearly $13 billion — you do more than just kick the tires. You take a good, long look.

The fact is, we’ve been looking across the street at these guys for an awfully long time — in Sudbury, in Toronto, in New Caledonia, and in other parts of the world.
More often than not, even as competitors, we’ve looked on them with admiration and always with a great deal of respect.
In acquiring Falconbridge we know we’re getting truly excellent assets — some of the best in the world.
But we know we’re getting much more than that. We’re getting great people — with a great tradition, and a great culture. One that will fit very well with ours.
Now I realize that for the past twenty minutes I’ve been guilty of making this sound like a done deal.
Which it isn’t.
Falconbridge shareholders need to tender sixty-six and two-thirds per cent of the outstanding common shares by December 23rd.

Plus we need to receive all the necessary regulatory clearances.
On the first condition, we believe we’ve made Falconbridge shareholders a very compelling offer.
We are creating shareholder value — both for the near and long-term — which can’t be duplicated by anyone else. And we are giving Falconbridge shareholders a great opportunity to participate in the new Inco.
On the second, we are taking the necessary steps to get the clearances that we need, whether in Canada, the US, or the EU, and things are proceeding well on all fronts.
So we believe that by sometime early next year, the new Inco will become a reality.
I know I was invited here to talk about Canadian competitiveness. And again I realize that I’ve devoted a lot of my remarks to our new deal.
I admit, I’m hugely excited about the new Inco — and it’s hard to curb my enthusiasm.

But let me also re-iterate — this combination says a lot about what you need to be truly competitive in today’s global mining industry.
You need to be big enough to be a player on the world stage.
To be the clear leader in what you do best.
To have the financial strength to keep growing.
And to take calculated risks to control your own destiny.
By doing all these things, we’ll help create a Canadian mining industry that is more than a survivor, but a leader on the global stage.
We will deliver huge rewards for our shareholders — because, after all, that’s who we work for.
But there will also be great and long-term rewards for our employees — our communities — and the many businesses and support services who depend on us.

In short, this is a great combination for all our stakeholders.
As I said Falconbridge shareholders have until December 23rd to tender their shares.
We aren’t relying on a man in a little red suit to deliver the ‘new Inco’.
But I think it’s a good sign that this year, Christmas Eve just happens to fall on a “Sudbury Saturday Night.”
Thanks to the Empire Club, thanks to all of you for coming today, and thanks for listening!
Forward-Looking Statements
This speech contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; statements regarding business and financial prospects; financial multiples; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to complete the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this speech represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the SEC in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.